Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades announces the signature of definitive agreements for the combination of Reno de Medici S.p.A. and Cascades S.A.’s recycled boxboard business

Kingsey Falls (Québec), September 14, 2007 — Cascades Inc. (“Cascades” — CAS-TSX) announced today the signing of the definitive agreements for the combination of Reno de Medici and Cascades S.A.’s recycled boxboard business, the whole as announced in the press release issued on June 20, 2007.

The planned combination will offer a unique portfolio of production assets for all of Europe, presenting a combined annual capacity of more than 1,100 kT. This merger will thus result in an operationally and financially stronger company that will be better able to respond to the demands of global customers.

The agreements signed today confirm the issuance of 115,600,000 common shares of Reno de Medici to Cascades S.A. which will represent approximately 30.6% of the common shares of Reno de Medici after the merger. Cascades S.A. also signed a shareholders agreement with a group of shareholders of Reno de Medici who together, will hold approximately 20% of the common shares of Reno de Medici after the merger. This agreement provides, among other things, that the shareholders shall not sell their shares during the 18 months following the merger and thereafter, shares may be sold subject to right of first refusal and piggyback. This agreement also provides that the shareholders will have equal representation on the board of directors of Reno de Medici after the merger.

The combination is subject to certain conditions, including, namely, approval of the appropriate regulatory authorities as well as approval by shareholders of Reno de Medici at a special meeting of the company, expected to take place in October of this year. The transaction is expected to be completed at the beginning of January, 2008.

About Cascades Inc and Cascades S.A.

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14 000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create innovative products for its clients. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Cascades S.A. is a European division of Cascades Inc. It includes primarily 4 virgin and recycled manufacturing boxboard mills in France, Germany and Sweden, a sheeting operation in England and an overall active sales structure in Europe.

About Reno De Medici SpA

Reno De Medici produces, transforms and markets cartonboard. Reno De Medici employs more than 1,100 employees and conducts its activities through subsidiaries based in Italy, France, Spain and Germany. Reno De Medici is listed on the Milan and Madrid stock exchanges.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For more detailed information :

Medias Mrs. Christine Beaulieu Communications Director Cascades Inc (819) 350-0793	Investors Mr. Marc Jasmin Director, Investors Relations Cascades Inc (514) 282-2681